SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
March 2023	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of the registrant as specified in its charter)

ONTARIO

(Jurisdiction of Incorporation or Organization)

161 Bay Street, Suite 1410, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☐	FORM 40-F ☒

EXHIBIT LIST

Exhibit	Description

99.1	News Release dated March 1, 2023 - Mountain Province Diamonds Provides Details of Fourth Quarter and Full Year 2022 Earnings Release and Conference Call

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: March 1, 2023	By:	/s/ Steven Thomas
Steven Thomas
Chief Financial Officer